OnePOWER SYSTEMS LTD.
                                 Ain El-Mraisseh
                    73 Bliss Street, Qoreitem Bldg, 3rd floor
                                 Beirut-Lebanon
                            Telephone: 1-866-906-7983

March 8, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Scott Anderegg

Dear Sirs:

Re: Registration Statement on Form S-1
    Amendment No. 1 - File No. 333-185176

We have received your letter dated December 28, 2012 containing comments on the initial filing of our S-1 registration statement. We respond to those comments as follows:

General

1. PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDES IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

     We do not possess nor have authorized anyone to produce any written material or research reports on our behalf to be used to solicit any investors or brokers to participate in our offering.

2. SECTION (A)(2) OF RULE 419 DEFINES A BLANK CHECK COMPANY AS A COMPANY THAT IS ISSUING PENNY STOCK THAT IS "A DEVELOPMENT STAGE COMPANY THAT HAS NO SPECIFIC BUSINESS PLAN OR PURPOSE OR HAS INDICATED THAT ITS BUSINESS PLAN IS TO ENGAGE IN A MERGER OR ACQUISITION WITH AN UNIDENTIFIED COMPANY OR COMPANIES, OR OTHER ENTITY." IN DISCUSSING THIS DEFINITION IN THE ADOPTING RELEASE, THE COMMISSION STATED THAT IT WOULD "SCRUTINIZE...OFFERINGS FOR ATTEMPTS TO CREATE THE APPEARANCE THAT THE REGISTRANT...HAS A SPECIFIC BUSINESS PLAN, IN AN EFFORT TO AVOID THE APPLICATION OF RULE 419." SEE SECURITY ACT RELEASE NO. 33-6932 (APRIL 28, 1992).

     IT APPEARS THAT YOUR BUSINESS MAY BE COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY. ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT TO COMPLY WITH RULE 419 OF REGULATION C OR PROVIDE A DETAILED EXPLANATION AS TO WHY RULE 419 DOES NOT APPLY TO YOU AND THIS OFFERING.
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     The Company is not a blank check corporation. Section 7(b)(3) of the
     Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.

     The Company has a specific plan and purpose. Its business purpose is the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories. Its specific plan is the same. In fact in Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. SCOPE OF RULE 419, that, "Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed.... Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

     Further, the Company has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies. Its plan, again, is the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.

     Accordingly, the Company is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

3. WE NOTE THE USE OF LANGUAGE IN YOUR REGISTRATION STATEMENT INDICATING THE CERTAINTY OF THE BENEFITS OR ADVANTAGES OF YOUR PRODUCT OR SUGGESTING THE EXISTENCE OF YOUR PRODUCT. AS EXAMPLES ONLY, WE NOTE YOUR STATEMENTS THAT THE OP SYSTEM "WILL ENABLE UTILITY COMPANIES...TO PROVIDE INTERACTIVE INVOICES" THAT "WILL RETAIN THE LOOK OF THE...PAPER INVOICE," WILL INTEGRATE WITH THE EXISTING SYSTEMS" OF YOUR CLIENTS, AND "WILL PROVIDE UTILITY COMPANIES WITH THE ABILITY TO PRESENT BILLS AND RECEIVE PAYMENT ELECTRONICALLY." WE FURTHER NOTE THAT YOUR PRODUCT DOES NOT EXIST AND THAT YOU DO NOT HAVE CUSTOMERS OR SALES. PLEASE REVISE THESE STATEMENTS THROUGHOUT YOUR REGISTRATION STATEMENT TO PROPERLY REFLECT THE UNCERTAINTY OF THESE ASSERTIONS BY USING LANGUAGE SUCH AS "IS DESIGNED TO" OR "IS INTENDED TO." IN THE ALTERNATIVE, PLEASE REMOVE THESE STATEMENTS.

     We have revised our filing to clarify the fact that our product is conceptual by removing statements that indicate the products certainty, by replacing statement such as `will enable `and `will integrate `to intended to `and `planned to `or `is designed for`. We have also made several statements within the filing stating that our product is not yet created.

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
Prospectus Cover Page

4. PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 502(B) OF REGULATION S-K REGARDING DEALER PROSPECTUS DELIVERY OBLIGATIONS.

     We have included in our filing to provide disclosure required by Item 502
     (b) of Regulation S-K regarding dealer prospectus delivery obligations, this can be found on page 42.

Prospectus Summary, page 3

5. IT APPEARS THAT YOU PLAN TO MARKET YOUR SERVICES TO LEBANESE, UNITED STATES AND CANADIAN UTILITY COMPANIES AND THEIR CUSTOMERS. IF TRUE, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR FILING, INCLUDING HERE AND IN THE BUSINESS SECTION, TO CLARIFY THAT YOUR OPERATIONS WILL BE IN LEBANON BUT THAT YOU PLAN TO SERVICE LEBANESE, UNITED STATES AND CANADIAN UTILITY COMPANIES AND THEIR CUSTOMERS.

     Our business operations are located in Lebanon and we plan to service the service the Middle Eastern utility companies and their customers, we have revise our disclosure throughout our filing.

Risk Factors, page 5

6. WE NOTE THAT YOU WILL BE OPERATING IN LEBANON BUT THAT IT APPEARS THAT YOUR INITIAL TARGET MARKETS INCLUDE THE UNITED STATES AND CANADA. ACCORDINGLY, PLEASE DISCUSS THE RISKS, IF ANY, STEMMING FROM EXCHANGE RATE FLUCTUATIONS AND/OR TRADE REGULATIONS.

     We are located in Lebanon and intend to focus our initial efforts to target the Middle Eastern markets. We have revised our disclosure to clarify this.

7. ALSO PLEASE CONSIDER INCLUDING A RISK FACTOR CONCERNING THE RECENT POLITICAL AND MILITARY TURMOIL IN THE MIDDLE EAST, EGYPT, SYRIA AND LEBANON AND THE POTENTIAL IMPACT ON YOUR OPERATIONS.

     We have added the following risk factor in our disclosure:

     "OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY GENERAL CONDITIONS RELATING TO CONDUCTING BUSINESS IN LEBANON, INCLUDING THE POSSIBILITY OF MILITARY AND POLITICAL RISKS FOR MIDDLE EAST CONFLICTS.

     Our principal place of business is located in Lebanon, a country that is subject to frequent military intervention and episodes of political unrest. As well, we may also suffer adverse effects from political, military, and security conditions in Lebanon. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Within Lebanon, the Hezbollah, an Islamist political party and militant group has been involved in multiple cases of armed conflict. Recent political and military events in various countries in the Middle East have weakened the stability of those countries. This situation may potentially escalate in the future to violent events which

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
     may affect Lebanon and our operations. Our business, prospects, financial condition, and results of operations could be materially adversely affected if major hostilities involving Lebanon should occur. Even if we chose to move our principal business offices as a result, we will incur costs in doing so, which will adversely impact our business."

8. PLEASE DELETE THE PENULTIMATE SENTENCE IN THE INTRODUCTORY PARAGRAPH OF THIS SECTION. ALL MATERIAL RISKS SHOULD BE DESCRIBED. IF RISKS ARE NOT DEEMED MATERIAL OR ARE NOT CURRENTLY KNOWN, REGISTRANTS SHOULD NOT REFERENCE THEM.

     We have removed the second to last sentence in the introductory paragraph of this section

Because OnePower has only recently commenced business operations, ..., page 5

9. WE NOTE THAT YOU CHARACTERIZE YOUR BUSINESS HAS BEING A "NEW WHOLESALE AND RETAIL" COMPANY. REVIEWING YOUR BUSINESS DISCUSSION, IT DOES NOT APPEAR THAT YOU PLAN TO ENTER THE WHOLESALE OR RETAIL BUSINESS. PLEASE REVISE YOU RISK FACTOR ACCORDINGLY OR ADVISE.

     We have revised our risk factor and removed any references to `new wholesale and retail` company.

Use of Proceeds, page 10

10. PLEASE STATE THE POSSIBILITY THAT YOU WILL NOT SELL ANY SHARES, THEREFORE GENERATING NO PROCEEDS, AS A RESULT OF THIS OFFERING.

     We have added a statement to this section of our filing, acknowledging the possibility that we may not sell any shares in this offering and as a result generate no proceeds.

Determination of Offering Price, page 11

11. PLEASE REVISE TO MORE CLEARLY DISCLOSE HOW YOU DETERMINED THE OFFERING PRICE. ON THE ONE HAND YOU STATE THAT IT WAS ARBITRARILY DETERMINED. ON THE OTHER HAND YOU STATE THAT IT WAS DETERMINED BASED ON A NUMBER OF FACTORS INCLUDING A CONSIDERATION OF THE PRICE YOU RECEIVED AS PART OF YOUR MOST RECENT FINANCING. PLEASE RECONCILE YOUR DISCLOSURES.

     We have revised this section to remove any references to arbitrary price determination.

Dilution, page 12

12. WE NOTE YOUR DISCLOSURE IN THE FIRST PARAGRAPH ON PAGE 13 REGARDING HOW NET TANGIBLE BOOK VALUE PER SHARE IS DETERMINED. GIVEN THAT ITEM 506 OF REGULATION S-K REQUIRES DISCLOSURE ON THE NET TANGIBLE BOOK VALUE PER SHARE BEFORE AND AFTER THE DISTRIBUTION, PLEASE TELL US WHY YOU BELIEVE THAT THE

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
     TANGIBLE ASSETS AND TOTAL LIABILITIES PRESENTED IN THE TABLE SHOULD NOT BE BASED ON THE HISTORICAL TANGIBLE ASSETS AND LIABILITIES AS OF THE MOST RECENT BALANCE SHEET DATE INCLUDED IN YOUR PROSPECTUS. FURTHER, THE HISTORICAL TANGIBLE ASSETS AND LIABILITIES SHOULD BE CONSTANT UNDER EACH SCENARIO. PLEASE REVISE OR ADVISE. ALSO, PLEASE REVISE YOUR DEFINITION OF NET TANGIBLE WORTH TO COINCIDE WITH THE TERMS AND DATA PRESENTED IN THE TABLE.

     We have revised our filing to disclose the net tangible book value per share before and after the distribution.

Selling Shareholders, page 13

13. PLEASE REVISE TO CLARIFY THAT THE LAST TWO COLUMNS IN THE TABLE ASSUME THE SALE OF ALL OF THE SHARES BEING OFFERED BY SELLING SHAREHOLDERS IN THE OFFERING.

     We have revised our filing to include the statement that the last two columns of the table assume the sale of all the shares being offered by the selling shareholders in the offering.

Plan of Distribution, page 15

14. ON PAGE 16, PLEASE PROVIDE THE ADDRESS TO WHICH POTENTIAL INVESTORS SHOULD SEND CHECKS IN ORDER TO SUBSCRIBE TO YOUR ISSUANCE.

     We have revised our filing to provide the address that potential investors should send checks to in order to subscribe to our issuance.

Description of Securities to be Registered, page 18

15. WE NOTE YOUR DISCLOSURE "A VOTE BY THE HOLDERS OF A MAJORITY OF ONEPOWER'S OUTSTANDING SHARES IS REQUIRED TO EFFECTUATE CERTAIN FUNDAMENTAL CORPORATE CHANGES SUCH AS LIQUIDATION, MERGER OR AN AMENDMENT TO ONEPOWER'S ARTICLES OF INCORPORATION." PLEASE REVISE TO STATE, IF TRUE, THAT THIS IN ACCORDANCE WITH NEVADA LAW, AS IT DOES NOT APPEAR TO BE A PROVISION OF YOUR ARTICLES OF INCORPORATION OR YOUR BY-LAWS.

     We have revised and clarified the disclosure in our filing with the statement "In accordance with Nevada law, a vote by the holders of a majority of OnePower's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to OnePower's Articles of Incorporation."

Description of Business, page 19

16. PLEASE REVISE THIS SECTION TO CLARIFY AND BETTER DESCRIBE THE PARTICULAR MEANS BY WHICH YOU PLAN TO GENERATE REVENUES. PRESENTLY YOUR DISCLOSURE EXPLAINS HOW YOU INTEND YOUR OP SYSTEM TO WORK BUT NOT SPECIFICALLY HOW YOU PLAN TO GENERATE REVENUES. IN THIS REGARD, IT MAY BE USEFUL TO ILLUSTRATE HOW YOU PLAN TO GENERATE REVENUES BY WALKING THROUGH AN EXAMPLE OF A

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
     TRANSACTION AND HOW YOU WOULD GENERATE REVENUES FROM THAT TRANSACTION. IN ADDITION, DISCLOSE HOW MUCH YOU WILL CHARGE PER TRANSACTION AND WHO WILL PAY YOUR FEE. PLEASE ALSO REVISE YOUR PROSPECTUS SUMMARY DISCUSSION TO PROVIDE A BRIEF BUT SIMILAR DISCUSSION.

     We have revised our filing to clarify the intended revenue model and an illustration detailing the proposed means by which the OP system will generate revenue.

Accounting and Audit Plan, page 21

17.  PLEASE DISCLOSE THE NAME OF THE OUTSIDE CONSULTANT.

     We have revised our filing and disclosed the name of the outside consultant who provides accounting services to OnePower.

Entities in the SBPP Cycle, page 21

18. DISCLOSE THE BASIS FOR YOUR ASSERTION THAT THERE ARE OVER "15,000 POTENTIAL HOUSEHOLDER UTILITY BILLERS." SIMILARLY SUPPORT YOUR ASSERTIONS THAT "CONSUMERS ARE NOW PAYING 6-17 BILLS PER MONTH" AND THAT THERE ARE "MORE THAN 200 MILLION ADULTS USING THE INTERNET IN THE UNITED STATES AND CANADA." IN THIS REGARD, DISCLOSE WHETHER THIS INFORMATION IS BASED UPON MANAGEMENT'S BELIEF, INDUSTRY DATA, REPORTS/ARTICLES OR ANY OTHER SOURCE. IF THE STATEMENT IS BASED UPON MANAGEMENT'S BELIEF, PLEASE INDICATE THAT THIS IS THE CASE AND INCLUDE AN EXPLANATION FOR THE BASIS OF SUCH BELIEF. ALTERNATIVELY, IF THE INFORMATION IS BASED UPON REPORTS OR ARTICLES, PLEASE PROVIDE THESE DOCUMENTS TO US, APPROPRIATELY MARKED AND DATED.

     We have revised our filing on page 21 and removed the statement "more than 200 million adults using the Internet in the United States and Canada." And replaced it with the statement "more than 90 million adults using the Internet in the Middle East. " Management obtained this figure from http://www.internetworldstats.com/ ; we have disclosed the source in our filing. We draw your attention to this specific hyper link as the requested documented report http://www.internetworldstats.com/stats5.htm

     We have revised our filing and removed the following statement "15,000 potential household utility billers" and " at the level of the household, consumers are now paying 6-17 bills per month. ".

Distribution Methods, page 23

19. WE NOTE YOUR DISCLOSURE IN THE THIRD PARAGRAPH ON PAGE 23 THAT YOU INTEND TO ADVERTISE THE AVAILABILITY OF THE OP SYSTEM IN THE TARGET MARKETS THROUGH TRADITIONAL PRINT AND RADIO MEDIA. IT APPEARS THAT YOUR PLAN OF OPERATION DISCLOSURE IN THE LAST PARAGRAPH ON PAGE 19 DOES NOT DESCRIBE SUCH ADVERTISING ACTIVITIES. PLEASE REVISE YOUR PLAN OF OPERATION DISCLOSURE ON PAGE 19 TO INCLUDE THE ADVERTISING ACTIVITIES DESCRIBED ON PAGE 23 AND THE RELATED ESTIMATED COSTS.

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
     We have revised our filing to update the plan of operation disclosure in the last paragraph of page 19 to include advertising activities and the related costs.

Competitive Advantage, page 24

20. PLEASE PROVIDE MORE DETAILS OF YOUR OUTSOURCING SERVICE. IT IS NOT CLEAR HOW THIS IS DIFFERENT FROM THE OTHER SERVICES YOU PLAN TO OFFER.

     We use the statement "outsourcing service" as we will be providing an "outsourced" billing delivery system to utility companies as an alternative to the utility company running their own internal online billing system.

21.  PLEASE PROVIDE MORE DETAILS ON HOW YOUR "PUSH APPROACH" WORKS.

     Our push email system will allow the customer to deliver their utility bills directly to the end-user customer's smart phone and tablet devices immediately.

22. WE NOTE YOUR DISCLOSURE, "THE OP SYSTEM IS THE ONLY SOLUTION THAT IS DESIGNED SPECIFICALLY FOR THE UTILITY INDUSTRY ..." AS THE SYSTEM DOES NOT EXIST, PLEASE REVISE TO EXPLAIN THAT IT DOES NOT EXIST. AVOID GIVING THE IMPRESSION THAT YOU CURRENTLY HAVE OPERATIONS OR A SYSTEM.

     We have revised or filing to remove the statement "Currently, the OP System is the only solution that is designed specifically for the utility industry and presentment of bills via email as well as on the Internet."

23. IT APPEARS THAT THE COMPETITORS YOU HAVE IDENTIFIED ARE NOT BANKS. IF TRUE, PLEASE CLARIFY HOW THE LAST BULLET IN THIS SECTION REPRESENTS A POINT OF DIFFERENTIATION FROM YOUR COMPETITORS.

     The competitors we have identified are not banks; we have revised our filing and removed the last bullet point from this section.

24. WE NOTE YOUR DISCLOSURE THAT YOU PLAN TO OFFER AN EBPP SOLUTION DESIGNED SPECIFICALLY FOR THE UTILITY INDUSTRY. PLEASE REVISE TO CLARIFY HOW AN INDUSTRY-SPECIFIC EBPP SYSTEM WILL DIFFER FROM A GENERIC EBPP SYSTEM.

     Unlike the North American market the utility services market in Lebanon is plagued with unpaid customer bills. We feel our that the design of our proposed OP system will provide an acceptable solution to both utility service providers and their customers. We have revised out filing to include this statement. We present the following link in English showing how in the country of Lebanon alone there are several unpaid utility bills http://english.al-akhbar.com/node/7234

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25.  PLEASE REVISE THIS SECTION TO MORE FULLY DESCRIBE YOUR COMPETITIVE POSITION
     IN THE INDUSTRY BY DESCRIBING THE ADVANTAGES OF YOUR COMPETITORS. SEE ITEM 101(H)(4)(IV) OF REGULATION S-K.

     We have revised our filing to more fully describe our competitive position in the industry by describing the advantage of our competitors.

Dependence on Customers, page 24

26. PLEASE REVISE TO CLARIFY THAT YOU ARE "NOT DEPENDENT ON ONE OR A FEW MAJOR CUSTOMERS BECAUSE YOU CURRENTLY HAVE NO CUSTOMERS.

     We have revised DEPENDENCE ON CUSTOMERS on page 24 to read:

     Currently OnePowers Systems does not have any customers.

Market for Common Equity and Related Stockholder Matters, page 27

27. PLEASE REVISE TO CLARIFY THAT, TO BE QUOTED ON THE OTC BULLETIN BOARD, A MARKET MAKER MUST FILE AN APPLICATION ON YOUR BEHALF IN ORDER TO MAKE A MARKET FOR YOUR COMMON STOCK, AND THAT THERE IS NO GUARANTEE THAT A MARKET MAKER WILL AGREE TO FILE SUCH AN APPLICATION, THAT SUCH AN APPLICATION WILL BE ACCEPTED, THAT YOUR COMMON STOCK WILL BE QUOTED, OR THAT A MARKET WILL DEVELOP OR BE SUSTAINED.

     We have revised the first paragraph on page 26 under the heading MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS to read:

     There is presently no public market for OnePower's common stock. OnePower anticipates applying for trading of its common stock on the Over-the-Counter Bulletin Board (the "OTC BULLETIN BOARD") upon the effectiveness of the registration statement of which this prospectus forms a part. However, a market maker must file an application on OnePowers behalf under Rule 15C211 in order to make a market in our common stock, there is no guarantee that a market maker will agree to file such an application, there is no guarantee that such an application will be accepted and therefore, OnePower can provide no assurance that its shares will be quoted on the OTC Bulletin Board or, if traded, that a public market will materialize.

Transactions with Related Persons, page 35

28. PLEASE INCLUDE IN THIS SECTION THE PROVISION OF YOUR ADMINISTRATIVE OFFICES RENT-FREE BY AND THE ISSUANCE OF STOCK TO YOUR SOLE OFFICER AND DIRECTOR. IN ADDITION, PLEASE REVISE YOUR DISCLOSURE THAT MS. HAMDAN "HAS NOT RECEIVED ANYTHING OF VALUE FROM ONEPOWER" GIVEN THAT SHE HAS RECEIVED 10,000,000 SHARES OF COMPANY STOCK.

     Please be advised Ms Hamdan does not own 10,000,000 shares of OnePower Systems, she owns 2,000,000.

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
     We have revised page 35 item (C) PROMOTERS AND CERTAIN CONTROL PERSONS to read as follows:

     (a) Transactions with Related Persons

     During OnePower's last three fiscal years, no director, executive officer, security holder, nor any immediate family of such director, executive officer, nor security holder owning 5% or more has had any direct or indirect material interest in any transaction or currently proposed transaction, which OnePower was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of OnePower's total assets at year-end for the last two completed fiscal years, with the exception of the following:

     Soha Hamdan, the sole officer and director of OnePower, is providing the office space on a rent free basis.

     Issuance of Stock

     On December 12, 2009, OnePower issued 2,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $2,000 to its President, Soha Hamdan.

Report of Independent Registered Public Accounting Firm, page F-2

29. PLEASE HAVE YOUR AUDITOR REVISE ITS REPORT TO REFERENCE EACH PERIOD FOR WHICH AUDITED FINANCIAL STATEMENTS ARE REQUIRED AND INCLUDED IN YOUR PROSPECTUS. REFER TO RULE 2-02(C) OF REGULATION S-X AND CF-FRM 4210.6.

     We have had our auditor revise their report to reference each period for which audited financial statements are required and included the auditor report in our filing.

Unaudited Financial Statements, page F-12

30. WE REFERENCE YOUR DISCLOSURE IN THE LAST SENTENCE ON PAGE 29 THAT DURING THE PERIOD ENDED AUGUST 31, 2012 YOU BORROWED $20,000 BY WAY OF DEBT FINANCING. IT APPEARS THAT THE DEBT FINANCING IS NOT PRESENTED IN THE BALANCE SHEET ON PAGE F-13 OR IN THE STATEMENTS OF CASH FLOWS ON PAGE F-16 FOR SUCH PERIOD. PLEASE REVISE OR ADVISE.

     We have removed the last sentence on page 29. The reference to the $20,000 debt financing was made in error.

Recent Sales of Unregistered Securities, II-1

31. PLEASE FILE THE SUBSCRIPTION AGREEMENT USED FOR THE PRIVATE PLACEMENT REFERENCED UNDER THIS HEADING AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT.

     We have filed as attachment 99.2 the subscription agreement for the private placement referenced under this heading.

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I trust the above to be satisfactory. If you have any questions or require anything further please feel free to contact us via e-mail at info@onepowersystems.com or by phone at 1-866-906-7983.

Yours truly,


/s/ Soha Hamdan
----------------------------

OnePower Systems Ltd.
Soha Hamdan, President

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